Exhibit 97.1

SS INNOVATIONS INTERNATIONAL, INC.

POLICY FOR THE

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Board of Directors (the “Board”) of SS Innovations International, Inc. (the “Company”), acting in the best interest of the Company and its shareholders, has adopted this Policy for the Recovery of Erroneously Awarded Compensation (the “Policy”), which provides for the recovery of certain Incentive-Based Compensation (as defined below) in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (“Section 10D”), Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (“Rule 5608”).

All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section 2, below.

1.	Administration

1.1	Except as specifically set forth herein, this Policy will be administered by the Compensation Committee, composed entirely of independent directors (the “Compensation Committee”). The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with the Rule 5608, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the Securities Exchange Commission (“SEC”) or Nasdaq promulgated or issued in connection therewith. Any determinations made by the Compensation Committee will be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. The Compensation Committee is authorized and directed to consult with the full Board or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to applicable law, the Compensation Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy, other than with respect to any recovery under this Policy involving such officer or employee.

2.	Definitions

2.1	“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

2.2	“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period resulting from a change in the Company’s fiscal year within or immediately following those three completed fiscal years, except that a transition period comprising a period of at least nine months shall count as a completed fiscal year.

2.3	“Clawback Eligible Incentive Compensation” means all Incentive-Based Compensation Received by an Executive Officer (i) on or after the Effective Date, regardless of if the Incentive-Based Compensation results from a compensation contract or arrangement existing prior to the Effective Date, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-Based Compensation, whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company, (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the Applicable Period.

2.4	“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

2.5	“Executive Officer” means the Company’s current and former executive officers, as determined by the Compensation Committee in accordance with the Rule 5608, Section 10D and Rule 10D-1, and such other senior executives who may from time to time be deemed subject to the Policy by the Compensation Committee including but not limited to each individual who is currently or was previously designated as the Company’s president, principal financial officer, principal accounting officer, controller, any vice-president of the Company in charge of a principal business unit, division, or function, such as sales, administration, or finance, any other officer or person who performs a significant policy-making function for the Company, the Company’s parent(s) or subsidiaries.

2.6	“Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (“TSR”); revenues, net income, operating income, profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; any of such financial reporting measure relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. For the avoidance of doubt, any Financial Reporting Measures need not be presented within the Company’s financial statements or included in a filing with the SEC.

2.7	“Incentive-Based Compensation” means any compensation that is granted, earned or voted based wholly or in part upon the attainment of a Financial Reporting Measure including, but not limited to, compensation in the form of cash, equity, and phantom equity incentive awards granted under an annual or long term incentive plan, or otherwise.

2.8	“Nasdaq” means The Nasdaq Stock Market.

2.9	“Received” means, with respect to any Incentive-Based Compensation, actual or deemed receipt of any compensation during the Company’s fiscal period during which the Financial Reporting Measure specified in an Incentive-Based Compensation award is determined and presented, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

2.10	“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

3.	Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement

3.1	In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation Received by any Executive Officer in accordance with the Rule 5608 and Rule 10D-1 as follows:

a.	Following an Accounting Restatement, the Compensation Committee will assess the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly provide written notice to each Executive Officer detailing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

i.	In the case of Incentive-Based Compensation based on (or derived from) the Company’s stock price or TSR, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

(1)	The Compensation Committee shall determine the amount to be repaid or returned based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or TSR upon which the Incentive-Based Compensation was Received; and

(2)	The Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Nasdaq.

b.	The Compensation Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Acceptable methods of recovery include, but are not limited to, (i) seeking reimbursement, in whole or in part, of any cash or equity-based award, (ii) cancelling prior cash or equity-based awards, (iii) cancelling or offsetting against any compensation otherwise owed by the Company to the Executive Officer, (iv) forfeiture of deferred compensation, provided that such forfeiture complies with section 409A of the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder and (v) any other means permitted by applicable law or contract. The Compensation Committee, in accordance with applicable law, may recover under this Policy from any amount otherwise payable to the Executive Officer, including amounts that would otherwise be payable to such Executive Officer. This includes moneys owed to the Executive Officer under any Company plan or program, including base salary, bonuses, commissions or previously deferred compensation. The Compensation Committee may in its discretion, establish a deferred payment plan for the Executive Officer if it determines that repayment of the Erroneously Awarded Compensation would result in economic hardship for the Executive Officer. Furthermore, the Company and its directors and officers shall factor in the time adjusted value of potentially recoverable compensation, when determining the appropriate means of recovery. Notwithstanding the foregoing, except as set forth in Section 3.2 below, the Company is prohibited from accepting an amount less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

c.	Where the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under a separate recovery obligation established by the Company or applicable law, any such reimbursed amount may be credited against the amount of Erroneously Awarded Compensation subject to recovery under this Policy. Recovery under this Policy does not preclude recovery under Sarbanes-Oxley Act Section 304, to the extent any applicable amounts have not been reimbursed to the Company.

d.	In the event an Executive Officer does not repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover the remaining Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be liable to the Company for any and all expenses reasonably incurred by the Company (including legal fees) in recovering such Erroneously Awarded Compensation.

3.2	The Company must recover Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee determines that recovery would be impracticable for the following reasons, and subject to the following procedural and disclosure requirements:

a.	The direct costs payable to a third party to assist in enforcing the Policy would exceed the Erroneously Awarded Compensation amount. Before concluding that it would be impracticable to recover any such amount of Erroneously Awarded Compensation based on expense of recovery, the Compensation Committee must make a reasonable attempt to recover such Erroneously Awarded Compensation, document its efforts and provide such documentation to the Nasdaq. Additionally, the Company must disclose the amount of Erroneously Awarded Compensation foregone and a brief description why the Company did not pursue recovery on the Company’s annual report on Form 10-K and proxy or information statements requiring an Item 402 disclosure; or

b.	Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

c.	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

4.	Prohibition of Indemnification

4.1	The Company shall not insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recover any Erroneously Awarded Compensation. This Policy shall supersede any such agreement, whether entered into before, on or after the Effective Date of this Policy.

5.	Compensation Committee Indemnification

5.1	Members of the Compensation Committee, and any other members of the Board involved in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made in relation to this Policy and shall be fully indemnified by the Company to the fullest extent permitted under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Compensation Committee under applicable law or Company policy. Notwithstanding Section 7.1, no amendment to this Policy may retroactively limit or reduce the rights of the members of the Compensation Committee to the protections provided under this Section 5.1.

6.	Effective Date; Retroactive Application

6.1	This Policy shall be effective as of the date approved by the Board (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is Received by Executive Officers on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to such Executive Officers prior to the Effective Date. Notwithstanding Section 3 hereof, and subject to applicable law, the Compensation Committee may recover under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Executive Officer prior to, on or after the Effective Date.

7.	Amendment; Termination

7.1	The Board has full discretion to amend, modify, supplement, rescind or replace all or any portion of this Policy at any time, except that no amendment or termination of this Policy shall be effective if such amendment or termination would cause the Company to violate any federal securities laws, SEC rule or Nasdaq rule.

7.2	This Policy is intended to comply with the definitions and obligations set forth under the Rule 5608, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith as of the Effective Date. This Policy shall be deemed to automatically update to conform to any amendment to the definitions and obligations set forth under the Rule 5608, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith that are effective as of a date that is after the Effective Date.

8.	Other Recovery Rights

8.1	This Policy shall be binding and enforceable against all Executive Officers and, as required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. This Policy shall be applied to the fullest extent allowed under applicable law. Any employment agreement, equity award agreement, compensatory plan or other agreement or arrangement with an Executive Officer shall be construed to incorporate, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. This Policy shall supersede any prior policy of the Company to the extent that any prior policy of the Company does not comply with the standards required under the Rule 5608 and Rule 10D-1. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation, rule or pursuant to the terms of any Company policy, employment agreement, equity award agreement, compensatory plan, or other arrangement.

9.	Disclosure Requirements

9.1	The Company shall file all disclosures with respect to this Policy as required by applicable SEC filing rules and requirements. A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K. Pursuant to Regulation S-K, the Company shall disclose any instance in which the Company is required to prepare an Accounting Restatement.

ATTESTATION AND ACKNOWLEDGEMENT OF POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

I, the undersigned, affirm and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of SS Innovations International, Inc.’s Policy for the Recovery of Erroneously Awarded Compensation, as may be amended, restated, supplemented or otherwise modified from time to time, (the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event the Compensation Committee determines that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By:	Date:

Name:

Title: